Exhibit 99.1

Bit Origin Acquires Over 40 Million Dogecoin (DOGE) to Advance Treasury Strategy

July 21, 2025 (Singapore) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), today announced the initial purchase of approximately 40.5 million DOGE. This represents the first strategic acquisition under the Company's digital asset treasury initiative, supported by previously announced capital facilities of up to $500 million.

Dogecoin Treasury KPIs as of July 21, 2025:

•	Holdings: 40,543,745 DOGE
•	Average Acquisition Cost: ~$0.2466 per DOGE
•	Initial DOGE-Per-Share (DPS): ~0.69[1]

“Our new origin has begun,” said Jinghai Jiang, CEO,COO and Chairman of the Board of Bit Origin. “From our experience in mining, we understand the tradeoffs that define proof-of-work systems. We see Dogecoin’s utility potential for micropayments nearing an inflection point, driven by renewed developer activity and broader institutional interest in tokenization. While we embrace its cultural origins, which have helped drive liquidity and global familiarity, we believe current market conditions align with Dogecoin’s evolution toward decentralized finance.”

1DOGE-Per-Share calculated by dividing the Company’s current Dogecoin holdings by the total number of Class A and Class B ordinary shares outstanding as of April 18, 2025, as most recently reported.

About Bit Origin Ltd

Bit Origin Ltd is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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